June 6, 2008

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, D.C 20549

United States

Re:	Nokia Corporation Form 20-F for fiscal year ended December 31, 2007
Filed March 20, 2008
Your file No. 001-13202
Response to your letter of May 23, 2008

Dear Mr. Spirgel,

We are writing in response to your letter of May 23, 2008 containing comments with respect to the Form 20-F of Nokia Corporation for the fiscal year ended December 31, 2007, and in particular about our possible business activities in or with North Korea and Cuba.

In 2007, we did not have any sales to North Korea or Cuba or any employees in those countries.  From 1994, when Nokia became an SEC registered company, through 2006, we had insignificant net sales to North Korea in two fiscal years: EUR 1 thousand in 2000; and EUR 82 thousand in 2001. From 1994 through 2006, we had no sales to Cuba or employees in North Korea or Cuba. We currently have no sales or employees in those countries. Further, we have not had from 1994 to date any agreements or commercial arrangements or any other contacts with the governments of North Korea or Cuba or entities controlled by their governments.

While we are not certain to which individual news reports you refer in your letter, we can not exclude the possibility that our products may be available in North Korea or Cuba even if we have not had any sales to those countries. We are not able to confirm whether third parties acting independently from us have exported our products to North Korea or Cuba from other countries in which we sell them.

We are a global company and we have sales in most countries in the world. We constantly evaluate opportunities to enter into new geographical markets. Should the situation change with the respect to North Korea or Cuba, we will disclose that in our future annual reports on Form 20-F if that constitutes material information that is necessary to make our statements, in light of the circumstances under which they are made, not misleading.

Nokia acknowledges that

–	Nokia is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

–	The Commission staff comments or changes to Nokia’s disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Nokia’s filings; and

–	Nokia may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In case of additional comments, kindly contact Kaarina Ståhlberg over the e-mail at kaarina.stahlberg@nokia.com or by phone at +358 40 728 7843.

NOKIA CORPORATION

/s/ Anja Korhonen	/s/ Kaarina Ståhlberg
Anja Korhonen	Kaarina Ståhlberg
Senior Vice President,	Vice President,
Corporate Controller	Assistant General Counsel

Cc:	Jorge A. Rivera, Attorney-Advisor
Robert Bartelmes, Senior Financial Analyst